CVB FINANCIAL CORP.

701 N. Haven Ave, Suite 350

Ontario, California 91764

February 10, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CVB FINANCIAL CORP.

Registration Statement on Form S-4 (File No. 333-293102) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CVB Financial Corp. hereby respectfully requests that the Commission declare the above-captioned Registration Statement on Form S-4 effective at 4:30 p.m., Eastern Time, on February 12, 2026, or as soon thereafter as practicable.

Please contact Craig Miller or Veronica Lah of Manatt, Phelps & Phillips, LLP at (415) 291-7415 or (310) 312-4130 with any questions and please notify such individuals as soon as possible as to the time the Registration Statement has been declared effective pursuant to this request. We appreciate your assistance and cooperation in this matter.

Sincerely,

CVB FINANCIAL CORP.

By:	/s/ Richard H. Wohl
Name:	Richard H. Wohl
Title:	Executive Vice President and General Counsel

cc:	Manatt, Phelps & Phillips, LLP